Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158418
HEALTHCARE TRUST OF AMERICA, INC.
SUPPLEMENT NO. 6 DATED OCTOBER 15, 2010
TO THE PROSPECTUS DATED MARCH 19, 2010
     This document supplements, and should be read in conjunction with our prospectus dated March 19, 2010, as supplemented by Supplement No. 1 dated March 19, 2010, Supplement No. 2 dated March 19, 2010, Supplement No. 3 dated June 17, 2010, Supplement No. 4 dated August 16, 2010, and Supplement No. 5 dated August 20, 2010, relating to our offering of up to $2,200,000,000 of shares of common stock. The purpose of this Supplement No. 6 is to disclose:
•	the status of our offerings;

•	our entry into a credit agreement for a $200,000,000 unsecured credit facility; and

•	certain proposed amendments to our charter to be voted on at our 2010 annual meeting of stockholders.
Status of Our Offerings
     As of March 19, 2010, we had received and accepted subscriptions in our initial public offering, or our initial offering, for 147,562,354 shares of our common stock, or $1,474,062,000, excluding shares issued pursuant to our distribution reinvestment plan. On March 19, 2010, we stopped offering shares of our common stock in our initial offering.
     We commenced our follow-on public offering of shares of our common stock, or our follow-on offering, on March 19, 2010. As of October 12, 2010, we had received and accepted subscriptions in our follow-on offering for 30,894,972 shares of our common stock, or approximately $308,739,865, excluding shares issued pursuant to our distribution reinvestment plan. As of October 12, 2010, 169,105,028 shares remained available for sale to the public pursuant to our follow-on offering, excluding shares available pursuant to our distribution reinvestment plan.
     We previously disclosed that we would sell shares of our common stock in this offering until the earlier of March 19, 2012, unless extended, or the date on which the maximum amount has been sold. Subject to market conditions, we intend to terminate this offering on or before April 30, 2011 but not earlier than November 30, 2010. In the event we decide to terminate our follow-on offering before April 30, 2011, we will provide at least 30 days prior notice to our stockholders. We will not terminate our follow-on offering early unless and until we determine that an early termination is in the best interests of our stockholders and market conditions are favorable.
Unsecured Credit Facility
     On October 13, 2010, we and Healthcare Trust of America Holdings, LP, our operating partnership, entered into a credit agreement, or the credit agreement, with JPMorgan Chase Bank, N.A., as administrative agent, or JPMorgan, Wells Fargo Bank, N.A. and Deutsche Bank Securities Inc., as syndication agents, and the lenders named therein to obtain an unsecured revolving credit facility in an aggregate maximum principal amount of $200,000,000, or the unsecured credit facility, subject to increase as described below. The proceeds of loans made under the credit agreement may be used for our working capital needs and general corporate purposes, including permitted acquisitions and repayment of debt. In addition to loans, our operating partnership may obtain up to $20,000,000 of the credit available under the credit agreement in the form of letters of credit or up to $15,000,000 of the credit available under the credit agreement in the form of swingline loans. The initial term of the credit agreement is 12 months. The term of the credit agreement may be extended by two three-month periods, subject to the satisfaction of certain conditions, including payment of an extension fee equal to 0.375% of the then existing commitments under the credit agreement for the first extension and 0.50% for the second extension.

     The actual amount of credit available under the credit agreement is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the credit agreement. Subject to the terms of the credit agreement, the maximum principal amount of the credit agreement may be increased by up to $200,000,000, subject to such additional financing being offered and provided by existing lenders or new lenders under the credit agreement.
     At the option of our operating partnership, loans under the credit agreement bear interest at per annum rates equal to:
•	(i) the greatest of: (x) the prime rate publicly announced by JPMorgan, (y) the Federal Funds effective rate plus 0.5% and (z) the Adjusted LIBO Rate plus 1.0%, plus (ii) a margin ranging from 1.60% to 2.50% based on our operating partnership’s total leverage ratio, which we refer to as ABR loans; or

•	(i) the Adjusted LIBO Rate plus (ii) a margin ranging from 2.60% to 3.50% based on our operating partnership’s total leverage ratio, which we refer to as Eurodollar loans.
     Accrued interest under the credit agreement is payable quarterly and at maturity. If our operating partnership obtains a credit rating, the margin for ABR loans will be adjusted so that it ranges from 1.00% to 1.95%, and the margin for Eurodollar loans will be adjusted so that it ranges from 2.00% to 2.95%, in each case based on our operating partnership’s credit rating.
     Our operating partnership is required to pay a fee on the unused portion of the lenders’ commitments under the credit agreement at a per annum rate equal to 0.375% if the average daily used amount is greater than 50% of the commitments and 0.50% if the average daily used amount is less than 50% of the commitments, payable quarterly in arrears. In the event our operating partnership obtains a credit rating, our operating partnership is required to pay a facility fee on the total commitments ranging from 0.40% to 0.55% but no longer will be required to pay a fee on unused commitments.
     Our operating partnership’s obligations with respect to the credit agreement are guaranteed by us and by certain subsidiaries of our operating partnership, as identified in the credit agreement.
     The credit agreement contains various affirmative and negative covenants that we believe are usual for facilities and transactions of this type, including limitations on the incurrence of debt by us, our operating partnership and its subsidiaries that own unencumbered assets, limitations on the nature of our operating partnership’s business, and limitations on distributions by our operating partnership and its subsidiaries that own unencumbered assets. Pursuant to the credit agreement, beginning with the quarter ending September 30, 2011, our operating partnership may not make distribution payments to us in excess of the greater of: (i) 100% of its normalized adjusted FFO (as defined in the credit agreement) for the period of four quarters ending September 30, 2011 and December 31, 2011, (ii) 95% of normalized adjusted FFO for the period of four quarters ending March 31, 2012 and (iii) 90% of normalized adjusted FFO for the period of four quarters ending June 30, 2012 and thereafter.
     The credit agreement also imposes the following financial covenants on us and our operating partnership, as applicable:
•	a maximum ratio of secured indebtedness to total asset value;

•	a maximum ratio of recourse secured indebtedness to total asset value;

•	a maximum ratio of unsecured indebtedness to unencumbered asset value;

•	a minimum ratio of unencumbered net operating income to unsecured indebtedness;

•	a minimum ratio of unencumbered asset value to total commitments;

•	a minimum ratio of EBITDA to fixed charges;

•	a maximum ratio of total indebtedness to total asset value; and

•	a minimum tangible net worth covenant.

     In addition, the credit agreement includes events of default that we believe are usual for facilities and transactions of this type, including restricting us from making distributions to our stockholders in the event we are in default under the credit agreement, except to the extent necessary for us to maintain our REIT status.
Proposed Amendments to Our Charter
     On October 8, 2010, we filed a preliminary proxy statement with the Securities and Exchange Commission, or the SEC, for our 2010 annual meeting of stockholders, which will be held on December 8, 2010. At the annual meeting, our stockholders will be asked consider and vote upon (1) six proposals to amend certain provisions of our charter, as discussed below, (2) a proposal to re-elect the six members of our board of directors, and (3) a proposal to ratify the appointment of Deloitte & Touche to serve as our independent auditors for 2010.
Questions and Answers about the Six Proposals to Amend to Our Charter
     Set forth below are some Questions and Answers regarding each of the proposed amendments to our charter. Following these Questions and Answers are more detailed discussions of each of the proposed amendments to our charter.
What are the six proposals to approve amendments to the company’s charter?
     Our Board of Directors is proposing that our stockholders approve six amendments to our charter, which do the following:
Listing Related Amendments
(a)	provide for the reclassification and conversion of our common stock in the event our shares are listed on a national securities exchange to implement a phased in liquidity program;

(b)	provide that certain provisions of our charter will not remain in effect in the event our shares are listed on a national securities exchange;
Self-Management Related and Other Amendments
(c)	reflect that we are self-managed and no longer externally advised or sponsored;

(d)	require compliance with the Securities and Exchange Commission’s tender offer regulations under the Securities Exchange Act of 1934, as amended, for any tender offer made for our shares regardless of the size of the tender offer;

(e)	address changes requested by state securities administrators in connection with the registration of our follow-on offering; and

(f)	effectuate certain ministerial revisions and clarifications.
Why are you proposing the reclassification and conversion of the company’s common stock in the event the company’s shares are listed on a national securities exchange?
     We have previously disclosed that we intend to effect a liquidity event by September 20, 2013. Consistent with this objective, we are currently evaluating alternatives for maximizing stockholder value and providing liquidity to our stockholders. We may consider, among other alternatives, listing our shares on a national securities exchange, or a Listing, a merger transaction, or a sale of substantially all of our assets. These amendments are being proposed to prepare our company in the event we decide to pursue a Listing.

     We may determine that a Listing is in the best interests of our stockholders for several reasons. These reasons include (1) providing us with faster access to debt and equity capital, (2) providing us with access to a lower cost of capital, (3) making our shares and our operating partnership’s limited partner units more attractive acquisition consideration and (4) providing liquidity, on a phased in basis, to our stockholders. These reasons are discussed in more detail below under “Amendments to Reclassify and Convert Our Common Stock Prior to a Listing.” In the event we determine it is in the best interest of our stockholders to pursue a Listing, we may also determine to conduct a concurrent underwritten public offering of shares, or an Offering. We have determined that a key part of any Listing and/or Offering that we undertake will be to have a phased in liquidity program for our outstanding shares of stock.
     To accomplish a phased in liquidity program, it is necessary to reclassify and convert our common stock into shares of Class A common stock and Class B common stock immediately prior to a Listing. The shares of Class A common stock would be listed on a national securities exchange. The shares of Class B common stock would not be listed. Rather, those shares would convert into shares of Class A common stock and become listed in defined phases, over a defined period of time. The amendments provide that all shares of Class B common stock would convert into shares of Class A common stock within 18 months of a Listing, with individual classes of Class B common stock converting into Class A common stock and becoming listed every six months. The Board of Directors will have the right to accelerate the timeframe for when each class of Class B common stock converts into Class A common stock, but no shares will convert earlier than six months following the date of Listing. If we do make a determination to pursue a Listing, the ultimate length of the overall phased in liquidity program and the timing of each of the phases will depend on a number of factors, including the timing of the Listing.
     Our objective is to provide liquidity as soon as is reasonably possible, without sacrificing valuation. We believe, and our strategic advisors agree, that the reclassification and conversion of our shares of common stock increases our ability to maximize the success of a Listing and any concurrent Offering both in the short and long term.
What are the intended benefits of a phased in liquidity program?
     With a Listing, we believe that liquidity is one part of a two part equation. The other part is valuation. Both parts are needed. We believe that it is in the best interests of our stockholders to have stable stock pricing in the short and long term. We cannot control market forces. However, we can attempt to structure a Listing to increase the likelihood of success for our stockholders. The fact is we have a large company with a substantial number of shares outstanding. As of October 12, 2010, there were approximately 181,883,035 shares of our common stock outstanding. If we conduct a Listing without a phased in liquidity program, all of our shares of common stock would become listed at the same time and, therefore, could be put up for sale in the public market. This could result in concentrated sales of our common stock. Concentrated sales will likely depress the trading price. The potential for concentrated sales of our outstanding common stock could also make our shares less attractive to institutional and other investors in any concurrent Offering and reduce demand to buy stock and/or reduce the price investors are willing to pay. The phased in liquidity program directly addresses this potential risk, and therefore increases the likelihood of a successful Listing. With a phased in liquidity program, we believe our shares will be able to become traded in the public market without causing any material disruption or imbalance in stock pricing.
Will the reclassification and conversion impact my voting rights, right to receive distributions or my proportional ownership interest in the company?
     No. The shares of Class B common stock and the shares of Class A common stock will have the same voting rights and right to receive distributions. Additionally, the reclassification and conversion will have no immediate impact on the proportional ownership interests of our stockholders prior to the reclassification and conversion, except for any changes as a result of the treatment of fractional shares.
How will the reclassification and conversion of the company’s common stock impact stockholders?
     The reclassification and conversion of our common stock are conditioned upon and would only take effect in the event we proceed with a Listing in the future. If we pursue an alternative strategic opportunity, the reclassification and conversion will never become effective.

     If a Listing does occur and the reclassification and conversion of our common stock becomes effective, it will have a direct impact on the liquidity of our shares of common stock, as discussed below.
     In the event of a Listing, the shares of our common stock owned by our existing stockholders would be divided into multiple classes. Initially, 25% of a stockholder’s shares would be converted into shares of our Class A common stock, which would be listed on a national securities exchange at the time of the Listing. The remaining 75% of the stockholder’s shares would be converted into three classes of our Class B common stock that would not be listed on a national securities exchange. Each of the classes of our Class B common stock will then convert into Class A common stock in intervals with all classes converting no later than 18 months following the Listing Date. However, no classes of Class B common stock will convert into Class A common stock prior to six months following the Listing Date.
     The impact of the reclassification and conversion of our common stock is discussed in detail below under “Amendments to Reclassify and Convert Our Common Stock Prior to a Listing.”
How will the reclassification and conversion be implemented upon a Listing?
     If there is a Listing and the reclassification and conversion become effective, all of your outstanding shares of our common stock will convert into shares of Class A common stock and Class B common stock as described above and in more detail below under “Amendments to Reclassify and Convert Our Common Stock Prior to a Listing.” Currently, all of our shares of common stock are held in uncertificated form and are reflected on the books of our transfer agent, DST Systems, Inc. Upon a Listing, the conversion of your shares would be effected electronically by our transfer agent.
     We expect that if we pursue a Listing, the listed shares would be made eligible for the “direct registration system,” which is similar to our current system of holding shares in uncertificated form. Physical stock certificates would not be issued unless requested by a stockholder. Every stockholder would receive a notification of their holdings post-listing and instructions for having their shares placed in a brokerage account in the event the stockholder wants to make a sale. In the event we determine to list our shares, we will work with our transfer agent, your financial advisors and others to make sure the reclassification and conversion is implemented as smoothly as possible.
What is the purpose of the other Listing related amendments to our charter?
     If we determine to pursue a Listing, these amendments are intended to provide our directors and officers with greater flexibility to operate our company and position us to be similar to other publicly traded companies. Please see “Amendments to Provide that Certain Provisions of Our Charter Will Not Remain in Effect After a Listing” for more information regarding these changes.
Are there any other actions that may be undertaken by the company in connection with a potential Listing or any other strategic opportunity that the company might pursue?
     We are committed to being proactive and taking steps that are intended to create value for our stockholders. We anticipate that we will be undertaking other actions in order to position our company to access and implement potential strategic opportunities.
How will the self-management related and other proposals to amend the company’s charter impact stockholders?
     The impacts of the other four proposals to amend the company’s charter are described in more detail below.

What vote is required to approve the proposed amendments to the charter and who is entitled to vote?
     To approve the proposals to amend our charter, the affirmative vote of at least a majority of all votes entitled to be cast must be cast in favor of the proposals. Abstentions and broker non-votes will have the same effect as votes against the six proposals to amend our charter. Only stockholders of record at the close of business on October 8, 2010, or the record date, are entitled to receive notice of the annual meeting and to vote the shares of common stock that they hold on that date at the annual meeting, or any postponements or adjournments of the annual meeting. As of the record date, we had approximately 181,407,532 shares of common stock issued and outstanding and entitled to vote.
Amendments to Reclassify and Convert Our Common Stock Prior to a Listing (Phased In Liquidity Program)
     Background
     Our board of directors is currently evaluating alternatives for maximizing stockholder value and providing liquidity to our stockholders. Our board of directors may consider, among other alternatives, listing our shares on a national securities exchange, or a Listing, a merger transaction, or a sale of substantially all of our assets. Our board of directors may determine that a Listing is in the best interests of our stockholders for several reasons, including those discussed below.
     Faster Access to Capital. A Listing may provide us with the ability to raise capital in both the debt and equity markets more rapidly than we are able to raise capital through this offering. In this offering, we are selling our shares of common stock on a best efforts basis through our dealer manager and a network of selling broker-dealers. It takes a long period of time to raise a significant amount of offering proceeds through this method of distribution. This offering was originally scheduled to last at least two years, to enable us to sell the maximum amount of shares registered, and we have the option to extend for an additional one-year period. If our shares were publicly traded and the market value of our equity securities held by non-affiliates was sufficient, we would be able to use a certain short-form registration process with the SEC, referred to as a “shelf registration,” that may enable us to raise money through the capital markets within a few days or weeks rather than months or years as under this offering. If we were able to raise capital more quickly, it might allow us to react more quickly to market conditions and potentially take advantage of additional acquisition opportunities.
     Lower Cost of Capital. A Listing may enable us to raise capital at a cost that is less expensive to us than this offering. In this offering, we pay selling commissions and dealer manager fees to the dealer manager and selling broker-dealers. If our shares are traded on a national securities exchange, we may not be required to pay selling commissions or dealer manager fees or if we are required to pay such fees or other underwriting compensation, we believe they will likely be less than the fees we currently pay. We also may be able to access additional sources of capital that may be less expensive to us, such as unsecured notes. In addition, during the offering period of this offering, we are required to file prospectus supplements and post-effective amendments to the registration statement for the offering in order to disclose material information and developments to potential investors. If we are able to use the SEC’s short-form registration statement discussed above, the information in such a registration statement is automatically updated when we file reports on Form 10-K, Form 10-Q and Form 8-K, thereby alleviating both the need to file ongoing prospectus supplements and post-effective amendments and the associated costs.
     More Attractive Acquisition Consideration. If our shares are publicly traded on a national securities exchange, our shares may be more attractive to potential acquisition targets or the owners of property that we may be interested in acquiring. As a result, we may be able to use our shares as acquisition consideration, which would enable us to conserve cash. If our shares are publicly traded, it may also make acquisitions of properties in exchange for limited partner units in our operating partnership more attractive to property owners. When a property owner contributes property to our operating partnership in exchange for limited partner units, the contribution is generally not taxable at that time. When the operating partnership redeems the limited partner’s units, the transaction is taxable. If we redeem the units for shares of our stock, the owner may not have the cash necessary to pay the taxes due. However, if our shares are listed on a national securities exchange, the property owner can sell the shares to obtain the cash needed to pay the taxes due. As a result, listing our shares on a national securities exchange may make our operating partnership’s limited partner units more attractive as acquisition consideration to potential property sellers.

     Phased In Liquidity for Stockholders. For the reasons discussed above, our board of directors may determine that a Listing is in the best interests of our company and our stockholders independent of any liquidity that our stockholders may obtain as a result of a Listing. Additionally, listing on a national securities exchange would ultimately provide our stockholders liquidity for their shares of our common stock. We believe that liquidity should be provided to our stockholders as part of a Listing which is structured toward achieving stable and optimal stock pricing. In the case of a Listing, the liquidity price is the trading price on the national securities exchange where the shares can be sold. Like everything else, this is subject to supply and demand. If there is too much supply, then the price will move downwards. The phased in liquidity program described below is aimed at attempting to balance supply and demand.
Reclassification and Conversion of Our Common Stock: Phased In Liquidity Program
     We have previously disclosed that we intend to effect a liquidity event by September 20, 2013 and that we may consider, among other alternatives, a Listing, a merger transaction, or a sale of substantially all of our assets. We are proposing these amendments to our charter now so that, (1) if our board of directors determines that it is in our best interest to pursue a Listing, which could potentially be executed with a concurrent Offering, in the future, we will be positioned to act quickly, and (2) such Listing will be structured in a way that we believe is best suited for our company and our stockholders. If this proposed amendment to our charter is approved, then as part of any Listing in the future, there will be a phased in liquidity program. Under this program, liquidity would be provided to our stockholders in stages. As discussed below, we believe a phased in liquidity program is an important component of a successful Listing, as it is directed toward both liquidity and valuation.
     The reclassification and conversion of our shares of common stock into shares of Class A common stock and Class B common stock immediately prior to a Listing will operate to create a phased in liquidity program. Simply put, this program is aimed at providing stability and valuation, as part of liquidity. This program is intended to maximize the success of a Listing and any concurrent Offering in the short and long term. We have been advised by our strategic advisors and we believe that a phased in liquidity program will increase the likelihood of a successful Listing and any concurrent Offering. Our board of directors may also approve other measures in the future that it believes will improve the success of a Listing, such as stock splits or stock combinations.
     The phased in liquidity program will limit the number of shares that may be traded immediately upon a Listing and for up to the following 18 months. This phased in liquidity program is intended to reduce concentrated sales of our common stock in the public market. Concentrated sales of our common stock could depress the trading price, negatively impacting the proceeds a stockholder could receive upon the sale of shares of our common stock. In addition, the potential for concentrated sales of our common stock could make our shares less attractive to buyers in any concurrent Offering. The reclassification and resulting limitation on the number of shares that could be traded immediately after a Listing could improve the share price obtained in the Offering. This is intended to benefit our current stockholders by maximizing the offering proceeds our company may receive and lessening any dilution of our current stockholders.
     Even if our stockholders approve these amendments and a phased in liquidity program becomes effective upon a Listing, we cannot predict the price at which our shares will trade on a national securities exchange and we cannot predict the price at which our shares might be sold in any concurrent Offering. We cannot provide you with any assurance that our shares will trade or be sold at any minimum price level.
     The conversion of your outstanding shares of common stock into Class A common stock and Class B common stock and then the eventual conversion of your shares of Class B common stock into Class A common stock will provide you with immediate liquidity upon a Listing with respect to 25% of your shares with phased in liquidity for the remaining 75% of your shares over an 18-month period, as discussed in more detail below.
     Our board of directors has not made a determination to pursue a Listing or any concurrent Offering and may not do so in the future. Even if our board of directors does determine that a Listing or Offering are in our best interests, we may not be able to complete the Listing or the Offering or may not be able to do so in a timely manner or on terms that are favorable to our stockholders.

Amendments to Our Charter
     To effectuate the reclassification and conversion of our common stock as discussed above, we will need to amend our charter as described below.
     Reclassification
     Our charter currently provides for up to 1,000,000,000 shares of common stock. If approved by our stockholders, the amended charter will provide that immediately prior to a Listing, all of our authorized 1,000,000,000 shares of common stock would be reclassified to consist of the following:
•	700,000,000 shares of Class A common stock;

•	100,000,000 shares of Class B-1 common stock;

•	100,000,000 shares of Class B-2 common stock; and

•	100,000,000 shares of Class B-3 common stock.

Total:	1,000,000,000

     We refer to the proposed Class B-1, Class B-2, and Class B-3 common stock collectively as “Class B” common stock.
     Conversion
     Each share of our common stock issued and outstanding will convert immediately prior to a Listing into the following:
•	1/4 of a share of our Class A common stock;

•	1/4 of a share of our Class B-1 common stock;

•	1/4 of a share of our Class B-2 common stock; and

•	1/4 of a share of our Class B-3 common stock.

     Stockholder Shares after Reclassification and Conversion
     Following the reclassification and conversion, 25% of each stockholder’s previously outstanding shares of common stock will be Class A common stock and 75% will be Class B common stock. Of the 75% that will be Class B common stock, 25% will be Class B-1, 25% will be Class B-2, and 25% will be Class B-3. The Class A common stock will be listed upon completion of a Listing. The Class B common stock will be converted to Class A common stock and become listed over time, in phases.
     Class A Common Stock
     Shares of our Class A common stock will be identical to our existing common stock, except that such shares of our Class A common stock would be listed on a national securities exchange upon a Listing.
     Class B Common Stock — Conversion of Class B to Class A
     The shares of our Class B common stock will not be listed on a national securities exchange. Rather, the shares of Class B common stock would convert automatically into shares of our Class A common stock, and become listed, as follows:
•	In the case of the Class B-1 common stock, six months following the date of the Listing, or the Listing Date.

•	In the case of the Class B-2 common stock, on the earlier of (x) 12 months following the Listing Date, or (y) such earlier date as may be determined by our board of directors, but not earlier than six months following the Listing Date.

•	In the case of the Class B-3 common stock, on the earlier of (x) 18 months following the Listing Date, or (y) such earlier date as may be determined by our board of directors, but not earlier than six months following the Listing Date.
Effect on Existing Stockholders
     The reclassification and conversion of our common stock will not become effective and will not have any impact on our shares of common stock unless and until we successfully complete a Listing.
     If a Listing does occur and the reclassification and conversion of our common stock becomes effective, the proposed amendments will not affect the voting or distribution rights of our stockholders. In addition, there will be no immediate effect on the current proportional ownership interests of our stockholders except for any change as a result of the treatment of fractional shares discussed below. However, in the event of a Listing, the proposed amendments will have a direct impact on the liquidity of our shares of common stock, as discussed in detail below.
     In the event of a Listing, the immediate effect of the proposed amendments to our charter will be to divide the shares owned by our existing stockholders into multiple classes. Initially, 25% of a stockholder’s shares would be converted into shares of our Class A common stock, which will be listed on a national securities exchange at the time of the Listing. The remaining 75% of the stockholder’s shares would be converted into shares of our Class B common stock that would not be listed on a national securities exchange. As a result, even though our shares of Class A common stock could be traded on a national securities exchange, our shares of Class B common stock will not be traded.

     The shares of Class B common stock will convert into shares of Class A common stock and become listed over time in intervals, with all outstanding shares converting and becoming listed within 18 months of the Listing Date, or such earlier dates as determined by our board of directors in its sole discretion.
     There will be no public market for the shares of Class B common stock. Until the shares of Class B common stock convert into Class A shares and become listed on national securities exchange, they cannot be traded on a national securities exchange. In addition, upon a Listing, we are required to terminate our share repurchase plan. As a result, after a Listing, our stockholders will have very limited, if any, liquidity with respect to their shares of Class B common stock. Further, the trading price per share of Class A common stock when each class of Class B common stock converts into Class A common stock could be very different than the trading price per share of the Class A common stock on the date of a Listing. As a result, stockholders may receive less consideration for their shares than they may have received if they had been able to sell immediately upon the effectiveness of a Listing.
Examples of Phased In Liquidity Program
     As an example of how existing stockholders will be affected by the proposed amendments to our charter, consider a hypothetical stockholder who currently owns 4,000 shares of our common stock. In the event our board of directors deems a Listing to be in the best interest of our company and our stockholders and a Listing occurs, the stockholder’s 4,000 shares of common stock would convert automatically into:
•	1,000 shares of our Class A common stock; plus

•	1,000 shares of our Class B-1 common stock; plus

•	1,000 shares of our Class B-2 common stock; plus

•	1,000 shares of our Class B-3 common stock.
     All other existing stockholders, including our directors and executive officers, would also have their shares of common stock converted in the same proportion, so the stockholder’s percentage ownership in us would remain the same.
     The stockholder’s shares of Class B common stock would convert automatically into shares of our Class A as follows:
•	Class B-1 common stock: six months following the Listing Date.

•	Class B-2 common stock: on the earlier of (x) 12 months following the Listing Date, or (y) such earlier date as may be determined by our board of directors, but not earlier than six months following the Listing Date.

•	Class B-3 common stock: on the earlier of (x) 18 months following the Listing Date, or (y) such earlier date as may be determined by our board of directors, but not earlier than six months following the Listing Date.
     Set forth below are two examples of how this might work:
     Example 1 — Our board of directors allows the shares of Class B common stock to convert into Class A common stock without any acceleration of the conversion dates:
•	Shares of Class B-1 common stock convert six months following the Listing Date;

•	Shares of Class B-2 common stock convert 12 months following the Listing Date; and

•	Shares of Class B-3 common stock convert 18 months following the Listing Date.
Conversion Timeline — Example 1

Listing	6 mos.	12 mos.	18 mos.

25%	25%	25%	25%
Class A	Class B-1	Class B-2	Class B-3
	converts to	converts to	converts to
	Class A	Class A	Class A
     Example 2 — Our board of directors accelerates the conversion dates on which the shares of Class B common stock to convert into Class A common stock as follows:
•	Shares of Class B-1 common stock convert six months following the Listing Date;

•	Shares of Class B-2 common stock convert 9 months following the Listing Date; and

•	Shares of Class B-3 common stock convert 12 months following the Listing Date.
Conversion Timeline — Example 2

Listing	6 mos.	9 mos.	12 mos.

25%	25%	25%	25%
Class A	Class B-1	Class B-2	Class B-3
	converts to	converts to	converts to
	Class A	Class A	Class A
Board of Directors Discretion to Accelerate Conversion of Class B Common Stock
     As illustrated in the examples set forth above, our board of directors will have some discretion to accelerate the date on which each class of Class B common stock converts into Class A common stock and will make this determination based on what it believes to be in the best interests of our company and our stockholders. However, all shares of Class B common stock must convert within 18 months following the Listing Date into Class A common stock, which we expect would be listed on a national securities exchange at that time.
     We expect that the determination by our board of directors of whether any classes of Class B common stock will convert into Class A common stock earlier than the dates set forth in the proposed amendment will be made at or prior to a Listing. Our board of directors will make this determination taking into account the advice of our strategic advisors, including the underwriters for any concurrent Offering, with respect to the conversion dates that will best enable the underwriters to market an Offering to potential investors and that will maximize the trading price of our shares after Listing. In making its determination, our board of directors will have to rely on a number of assumptions, including certain assumptions about the equity capital markets based on the information available to it at that time. Actual results could turn out to be materially different than those assumptions.
Treatment of Fractional Shares
     No fractional shares of common stock will be issued in the event of the reclassification and conversion of our common stock. Instead, stockholders who otherwise would own a fractional share of a class of our common stock following the reclassification and conversion would be entitled to receive cash in an amount equal to the fair market value of such fractional share of common stock, as determined by our board of directors.

Certain Material U.S. Federal Income Tax Consequences of the Conversion of Our Common Stock
     The following is a summary of certain material U.S. federal income tax considerations in the event of the conversion of our common stock as discussed above but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations promulgated thereunder and judicial and administrative decisions in effect as of the date hereof, all of which are subject to change, possibly on a retroactive basis. It addresses only stockholders who hold our common stock as capital assets. This summary does not address stockholders subject to special rules, including, but not limited to, financial institutions, tax-exempt organizations, insurance companies, dealers in securities, foreign stockholders, stockholders who hold their pre-conversion shares as part of a straddle, hedge, or conversion transaction, and stockholders who acquired their pre-conversion shares pursuant to the exercise of employee stock options or otherwise as compensation. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no complete assurance that the IRS will agree with these statements and conclusions. This summary does not address other federal taxes (such as the alternative minimum tax or gift or estate tax laws) and tax considerations under state, local, foreign, and other laws. We recommend that stockholders consult their tax advisors to determine the federal state, local, foreign and other tax consequences to them of the conversion in light of the stockholders’ particular circumstances.
     A stockholder generally will not recognize gain or loss on the conversion of our common stock, except to the extent of cash, if any, received in lieu of a fractional share interest. The aggregate tax basis of the post-conversion shares received will be equal to the aggregate tax basis of the pre-conversion shares exchanged therefor (excluding any portion of the holder’s basis allocated to fractional shares) and the holding period of the post-conversion shares received will include the holding period of the pre-conversion shares exchanged.
     A holder of the pre-conversion shares who receives cash will generally be treated as having exchanged a fractional share interest for cash in a redemption that is subject to Section 302 of the Code. The redemption will be treated as a sale of the fractional share, and not as a distribution under Section 301 of the Code, if the receipt of cash (a) is “substantially disproportionate” with respect to the holder, (b) results in a “complete termination” of the holder’s interest, or (c) is “not essentially equivalent to a dividend” with respect to the holder, in each case taking into account shares both actually and constructively owned by such holder (under certain constructive ownership rules). A distribution is not essentially equivalent to a dividend if the holder undergoes a “meaningful reduction” in the holder’s proportionate interest. If the redemption is treated as a sale, the holder will recognize gain or loss equal to the difference between the portion of the tax basis of the post-conversion shares allocated to the fractional share interest and the cash received. If the redemption does not meet one of the Section 302 tests, the cash distribution will be treated as a distribution under Section 301 of the Code. In such case, the cash distribution will be treated as dividend to the extent of our earnings and profits, and then as a recovery, and to the extent, of the holder’s tax basis in its shares (which, for these purposes, may include the holder’s tax basis in all of its shares or be limited to the holder’s tax basis in its fractional share interest), and finally as gain from the sale of stock.
     Whether a holder who receives cash in lieu of fractional shares will have a meaningful reduction in ownership will depend on all of the facts and circumstances existing at and around the time of the conversion, including the size of the holder’s percentage interest in our common stock before and after the conversion. In addition, if we issue shares pursuant to a public offering and such issuance is treated as part of a “firm and fixed plan” that includes the common stock conversion and the fractional share redemptions, the dilution in ownership resulting from such offering would be taken into account in applying the Section 302 tests.
     We recommend that stockholders consult their own tax advisors to determine the extent to which their fractional share redemption is treated as a sale of the fractional share or as a distribution under Section 301 of the Code and the tax consequences thereof.
Amendments to Provide that Certain Provisions of Our Charter Will Not Remain in Effect after a Listing
     The provisions of the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association, or the NASAA Guidelines, apply to REITs with shares of common stock that are publicly registered with the SEC but are not listed on a national securities exchange. In the event of a Listing, there are certain provisions of our charter that will no longer be required to be included pursuant to the NASAA Guidelines. If these proposed amendments are approved by our stockholders, certain provisions in our charter will not remain in effect after a Listing, including but not limited to:

•	Sections 5.2.2 and 5.3, which currently limit the voting rights per share of stock sold in a private offering;

•	Section 5.5, which currently prohibits distributions in kind, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidity trust or distributions in which each stockholder is advised of the risks of direct ownership of property and offered the election of receiving such distributions;

•	Section 8.1, which places limits on incentive fees;

•	Section 8.2, which places limits on our organizational and offering expenses;

•	Section 8.3, which places limits on our total operating expenses;

•	Section 8.4, which places limits on our acquisition fees and expenses;

•	Section 11.1 related to the requirement that a special meeting of stockholders be called upon the request of stockholders holding 10% of our shares entitled to vote;

•	Section 11.2 related to the restrictions on amending our charter in certain circumstances without prior stockholder approval;

•	Sections 11.5 and 11.6 related to inspection of our stockholder list and receipt of reports;

•	Sections 12.2(c), 12.2(d) and 12.3 related to restrictions on exculpation, indemnification and the advancement of expenses to our directors; and

•	Article XIV related to prohibitions on roll-up transactions.
     These changes will not have an impact on stockholders unless and until our board of directors deems a Listing in the best interests of our company and our stockholders and we successfully complete a Listing. Our board of directors believes that, in the event of a Listing, these changes will allow us to operate in a manner similar to other publicly-traded REITs without certain of the limitations required by the NASAA Guidelines.
Amendments to Reflect Self-Management
     We became a self-managed company in the third quarter of 2009 and the advisory agreement with our former advisor expired on September 20, 2009. As a self-managed company, certain provisions in our charter are no longer applicable. If these proposed amendments are approved by our stockholders, our charter will no longer contain references to our having a sponsor or an advisor, as well as specific provisions relating to such entities or referencing such entities, including but not limited to the deletion of Article VIII, “Advisor” and amendments to specific sections of Article X, “Conflicts of Interest,” Section XII, “Liability Limitation and Indemnification.” In addition, new Article VIII, “Expenses’’ will be added.
     In addition, if these proposed amendments are approved by our stockholders, certain definitions in our charter will be updated to reflect self-management, including but not limited to, “Acquisition Expense,” “Acquisition Fee” and “Independent Director.” Other definitions will be deleted from our charter, including “Advisor,” “Advisory Agreement,” “Competitive Real Estate Commission,” “Initial Investments,” “Sponsor,” “Termination Date” and “Termination Event.”
     On August 24, 2009, we amended our charter to change our name from “Grubb & Ellis Healthcare REIT, Inc.” to “Healthcare Trust of America, Inc.” We did this in connection with our transition to self-management and to reflect that we are no longer externally advised or externally sponsored. We also changed the name of our operating partnership from “Grubb & Ellis Healthcare REIT Holdings, L.P.” to “Healthcare Trust of America Holdings, LP.” If approved, our amended charter will reflect the name change of our operating partnership.

     Finally, if approved, our amended charter will define “Dealer Manager” as Realty Capital Securities, LLC, or such other person selected by our board of directors to act as the dealer manager for an offering. Realty Capital Securities, LLC is the dealer manager for this offering.
     Our board of directors does not believe these changes will have a material effect on us or our stockholders and believes that such changes will more accurately reflect our corporate structure.
Tender Offer Compliance Requirements
     Under the rules of the SEC, a person engaging in a tender offer for less than 5% of our outstanding shares of common stock, which is commonly referred to as a “mini tender offer,” is not required to comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. We believe that a requirement that any tender offer, including a “mini-tender” offer, comply with all of the provisions of Regulation 14D of the Exchange Act (except that related offering documents are not required to be filed with the SEC unless otherwise required by the Exchange Act) will (1) better enable stockholders to evaluate such offer by ensuring that they receive critical information regarding the material terms of the offer, the purposes of the offer and the offeror’s past transactions in our securities and (2) better protect their investment in us by ensuring that they have the right to (a) withdraw any shares deposited with the offeror during the period the offer remains open and (b) receive the highest consideration per share paid to any other stockholder for shares tendered in the offer.
     If this proposed amendment is approved by our stockholders, our charter will be amended to include a new Section 11.7, which will require that any tender offer made by any person regardless of the size of the tender offer and including any “mini-tender” offer, comply with all of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements (except that such notice and disclosure documents are not required to be filed with the SEC unless otherwise required by the Exchange Act). Among other things, the offeror will be required to provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offeror initiates a tender offer without complying with the provisions set forth above, we will have the right to redeem that offeror’s shares, if any, and any shares acquired in the tender offer. In addition, the noncomplying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.
Amendments Requested by State Securities Administrators
     We commenced this offering of shares of our common stock on March 19, 2010. We were required to register this offering with the SEC and, because our common stock is not listed on a national securities exchange, the state securities regulators in each state where we offer securities for sale. In offerings by REITs subject to their regulation, many state securities examiners apply the standards set forth in the NASAA Guidelines. In connection with the registration of this offering, certain state securities regulators requested that we amend our charter in certain respects to conform to the NASAA Guidelines. In response to these regulatory requests, we have recommended the changes described below. Our board of directors does not believe the changes will have a material effect on us or our stockholders.
Heightened Investor Suitability Standards
     At the time our current charter was adopted on December 8, 2006, the NASAA Guidelines required that investors in our initial public offering have: (1) a minimum annual gross income of $45,000 and a minimum net worth, excluding home, furnishings and automobiles, of $45,000; or (2) a minimum net worth of $150,000, excluding home, furnishings and automobiles. On May 7, 2007, the NASAA Guidelines were revised to require that investors have: (1) a minimum annual gross income of $70,000 and a minimum net worth, excluding home, furnishings and automobiles, of $70,000; or (2) a minimum net worth of $250,000, excluding home, furnishings and automobiles. Although not set forth currently in our charter, we have adopted these revised investor suitability standards in connection with this offering. If this proposed amendment to our charter is approved, we will amend Section 5.8.1 of our charter to reflect the change to the investor suitability standards set forth in the NASAA Guidelines.

Determination of Suitability
     Our charter currently provides that each person selling shares on our behalf must make every reasonable effort to determine that the purchase of our shares is a suitable and appropriate investment for each investor. The NASAA Guidelines also impose this obligation on sponsors of externally advised, non-listed REITs. However, since we are self-managed and no longer have a sponsor, a state securities administrator has requested that we amend our charter so that our company assumes this obligation. If this proposed amendment is approved, we will amend Section 5.8.2 of our charter to reflect the obligation of our company to make every reasonable effort to determine that the purchase of our shares is a suitable and appropriate investment for each investor. In making this determination, we will rely on the representations made by each investor in their subscription agreement, as well as the suitability determinations made by participating broker-dealers and financial advisors.
Minimum Initial Investment Amount
     Prior to the adoption of our current charter, no state securities administrator required that we impose a minimum initial investment amount. Although we require a minimum initial investment of 100 shares, this minimum was not required to be included in our charter. In connection with the registration of this offering, a state securities administrator has requested that we amend our charter to include a minimum initial investment amount. As a result, if this proposed amendment is approved by our stockholders, Section 5.8.3 of our amended charter will require a minimum initial investment of 100 shares of our common stock until our shares are listed on a national securities exchange.
Fee-Related Provisions
     Sections 8.6, 8.7, 8.8, 8.9 and 8.10 of our charter as currently in effect, provide that we may pay certain fees to our former advisor “[u]nless otherwise provided in any resolution adopted by our Board of Directors.” A state securities administrator has requested that we amend our charter to remove this statement because it does not appear in the NASAA Guidelines. As discussed above, we are also proposing to delete certain sections of our charter that relate to fees and expenses payable to our former advisor since we are no longer externally advised and no longer pay, or will be obligated to pay, these fees. If both these proposed amendments to our charter are approved by our stockholders, we will amend our charter to remove that statement from the fee related provisions that will remain in our charter, including Section 8.1, “Incentive Fees,” Section 8.2, “Organizational and Offering Expenses Limitation” and Section 8.3, “Total Operating Expenses.” If this proposed amendment is approved but the proposed amendments to reflect self-management are not approved, we will remove this statement from all sections of our charter referenced above.
Appraisals of Roll-Up Transactions
     A roll-up transaction is a transaction involving our acquisition, merger, conversion or consolidation, either directly or indirectly, and the issuance of securities of a partnership, REIT, corporation or similar entity, or a Roll-Up Entity, to stockholders. Our charter currently requires us to obtain an appraisal of all of our assets in the event we engage in a roll-up transaction. A state securities administrator has requested that we amend our charter to reflect additional mandates related to roll-up transactions set forth in the NASAA Guidelines. If this proposed amendment is approved by our stockholders, we will amend Article XIV of our charter to require that if any such appraisal is included in a prospectus used to offer securities of the Roll-Up Entity, such appraisal must also be filed with the SEC and the state securities commissions as an exhibit to the registration statement.
Ministerial Revisions and Clarifications
     We have also proposed that certain ministerial revision and clarifications be approve by our stockholders. These include clarification of certain defined terms and cross references, as well as conforming language to the corresponding provision of the Maryland General Corporation Law. Our board of directors does not believe these ministerial revisions and clarifications will have a material effect on us or our stockholders.